Exhibit 99.1

LJ International Announces ENZO Store Count Rose to 202

Continues Prudent Expansion after Achieving Significant Growth Milestone

HONG KONG, January 05, 2012—LJ International Inc. (NASDAQ: JADE) (“LJI” or “the Company”) announced today that ENZO, the Company’s retail division, has grown its total store count to 202 at the end of 2011, fully delivered on its growth plan and marking a key milestone of its retail expansion strategy .

ENZO added 69 stores during 2011 from 133 at the end of 2010, with 30% and 39% of total stores are located in tier one and tier two tires, and the remainder in tier three cities as it continues to focus on locations with growing middle class and preferences for jewelry that is affordable and luxurious.

“Year 2011 is an eventful time for ENZO and we are proud to deliver on our growth plan to expand our retail network to 202 stores,” said LJ International Chairman and CEO Yu Chuan Yih. “Leveraging the growing affluence of China and the rapidly expanding middle class group in the country, ENZO will continue to expand to capture the immense opportunities in China. In view of the uncertainties in global economy and the growth momentum of China, the Company is vigilant and will prudently expand the business while ensuring we can timely seize the opportunities. With the proven success of positioning the brand to target the affordable luxury market segment, and the marketing and expansion strategy, we remain confident in the growth prospect of ENZO and look forward to the continued expansion of the business in 2012 and beyond.”

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information about the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations contact:
LJ International Inc.	Fleishman-Hillard Inc.
Ringo Ng	E : ir@ljintl.com
Chief Financial Officer	T : 852-2530 0228
E : ir@ljintl.com